Exhibit 99.1

Not for release to US wire services or distribution in the United States

ASX/Media Release

COMPLETION OF SHARE PURCHASE PLAN

SYDNEY, AUSTRALIA – 21 July 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or the “Company”) advises that its share purchase plan (“SPP”), details of which were announced to ASX on 21 June 2021, closed at 5.00pm on Monday, 19 July 2021 with the Company receiving total SPP application funds of A$7,175,720, exceeding the targeted amount sought to be raised under the SPP of A$5 million.

Following strong demand from eligible shareholders who participated in the SPP, Immutep’s board has exercised its discretion to increase the size of the SPP to accept the full amount of applications received from eligible shareholders under the SPP. Accordingly, there will be no scale back of ordinary shares (“Shares”) applied for under the SPP, meaning applicants who submitted a valid application will receive the full number of Shares for which they applied.

Accordingly, the Company has raised A$7,175,720 before transaction-related expenses through the SPP. This is in addition to the A$60 million two-tranche institutional placement (“Placement”) (details of which were announced to ASX on 21 June 2021) where the issue of Shares under the second tranche of the Placement (representing approximately A$46.3 million) is subject to shareholder approval at the Company’s upcoming EGM to be held on Monday, 26 July 2021.

The funds raised from the SPP and Placement will be used to support Immutep’s ongoing and planned immuno-oncology clinical development programs, its pre-clinical program in autoimmune disease and for general working capital purposes.

The Company expects that 13,799,149 new Shares issued under the SPP will be issued to eligible shareholders on Friday, 23 July 2021 and holding statements will be dispatched by Tuesday, 3 August 2021. The new Shares issued under the SPP are expected to commence trading on the ASX on Monday, 26 July 2021.

The Board of Immutep wishes to thank all shareholders who participated in the SPP.

This announcement was authorised for release by the Board of Immutep Limited.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 protein, which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

This announcement has been prepared for publication in Australia and may not be released to U.S. wire services or distributed in the United States or to U.S. Persons (as defined in Rule 902(k) of Regulation S under the U.S. Securities Act). This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The securities to be offered and sold in the Placement and the SPP have not been, and will not be, registered under the United States Securities Act of 1933 (the “U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. Accordingly, such securities may not be offered or sold to persons in the United States or to U.S. Persons, except in transactions exempt from, or not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This announcement may contain certain “forward-looking statements” including statements regarding the Company’s intent, belief or current expectations with respect to Immutep’s business and operations, market conditions, results of operations, financial condition, and risk management practices. The words “likely”, “expect”, “aim”, “should”, “could”, “may”, “anticipate”, “predict”, “believe”, “plan” and other similar expressions are intended to identify forward-looking statements. Indications of, and guidance on, future earnings and financial position and performance are also forward-looking statements. Forward-looking statements in this announcement may include statements regarding the outcome and effects of the Placement and the SPP and statements regarding Immutep’s future financial performance and results. Forward-looking statements including projections, guidance on future earnings and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. This announcement may contain such statements that are subject to risk factors associated with an investment in the Company. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and other important factors that could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.immutep.com ABN: 90 009 237 889